UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

O2Micro International Limited

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

67107W100*

(CUSIP Number)

January 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
☐   Rule 13d-1(c)
☐   Rule 13d-1(d)

*This CUSIP number applies to the American Depositary Receipts, which evidence the American Depositary Shares.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67107W100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandeur Peak Global Advisors, LLC 90-0732232
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,086,923
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,086,923
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,923
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 67107W100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer O2Micro International Limited - ADR

(b)	Address of Issuer’s Principal Executive Offices The Grand Pavillion, West Bay Road PO Box 32331, SMB, George Town Grand Cayman, Cayman Islands

Item 2.

(a)	Name of Person Filing Grandeur Peak Global Advisors, LLC

(b)	Address of the Principal Office or, if none, residence 136 South Main Street, Suite 720 Salt Lake City, UT 84101

(c)	Citizenship Not Applicable

(d)	Title of Class of Securities ADR

(e)	CUSIP Number 67107W100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)  [X]   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,086,923

(b)	Percent of class: 10.8%

(c)	Number of shares as to which the person has:

CUSIP No. 67107W100	13G	Page 4 of 5 Pages

(i)	Sole power to vote or to direct the vote 3,086,923

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 3,086,923

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67107W100	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/10/2022
Date

/s/ Amy Hone
Signature

Amy Hone / Deputy CCO
Name/Title